Alec C. Sherod

(612) 977-8727

asherod@briggs.com

May 29, 2007

Daniel F. Duchovny, Esq.

Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:                             K-tel International, Inc. (the “Company”)
Schedule 13E-3
Originally Filed January 28, 2007 (Amendment No. 1 Filed April 24, 2007)
File No. 005-19938

Dear Mr. Duchovny:

We are providing an EDGAR transmission of Amendment No. 2 to the above-referenced Schedule 13E-3 (“Amendment No. 1”) pursuant to the Securities Act of 1934, as amended.  We are also responding to the comments presented in your letter dated May 9, 2007.  For convenience, each response is preceded by the related Staff comment, each of which is presented in boldface type.

Amended Schedule 13E-3

Introduction

1.                                      Please disclose the substance of your response to prior comment 1 in an appropriate location in your disclosure statement.

The filing persons have revised the disclosure by adding language to “Special Factors—Factors Considered by the Special Committee” setting forth the substance of the response to prior comment 1.

Daniel F. Duchovny, Esq.

May 29, 2007

Revised Disclosure Statement

Cover Letter

2.                                      With a view toward revised disclosure, please tell us why you have deleted the penultimate sentence in the third paragraph of this cover letter.

The filing persons had deleted the sentence from the cover letter as the fairness opinion of Craig-Hallum relates to the $.0625 per share price previously determined by the Special Committee.  The filing persons have revised the disclosure in the cover letter to reference the fairness opinion relating to the $.0625 per share price.

Special Factors

3.                                      We disagree with your response to prior comment 7 and we reissue it.

The filing persons have revised the disclosure document to place the “Special Factors” section immediately following the “Summary Term Sheet” section.

Background of the Transaction, page 8

4.                                      We reissue comment 8 with respect to your indirect costs.

The filing persons have revised the disclosure in “Special Factors—Background of the Transaction” by adding an explanation of the indirect cost savings resulting from the going private transaction and specifying the estimated amount.

5.                                      We reissue comment 10 with respect to the special committee’s duties and the scope of its authority.

The filing persons hereby advise the Staff that the revised disclosure included in response to comment 10 in Amendment No. 1 to the Schedule 13E-3 has been revised to set forth a complete description of the Special Committee’s duties and scope of its authority.

Revaluation of Share Price, page 10

6.                                      Disclose the reasons for the lack of communications between the company and the individual that approached Mr. Kives at the MIDEM conference with an indication of interest for the company’s music catalog.  We note Mr. Kives’s belief that the indication of interest was “serious and credible.”

The filing persons have added disclosure in “Special Factors—Revaluation of Share Price,” which explains that the Company was unwilling to sell its music catalog, as that

Daniel F. Duchovny, Esq.

May 29, 2007

would leave the Company with its unprofitable music distribution business and that the individual never pursued his initial expression of interest.

7.                                      We note that Mr. Kives believed the music catalog is worth between $12 and $18 million.  In light of this, please tell us why your hypothetical orderly liquidation analysis only considered the value of the catalog to be $15 million.  Additionally, disclose whether the special committee or the board considered increasing the consideration to be paid to cashed out security holders on the basis of Mr. Kives’s opinion that the upper end of the range of the value of the music catalog is $18 million.  We note that if the company had used the $18 million amount to value the catalog, the consideration to cashed out security holders may be tripled.  Finally, we note your disclosure in the first bullet point of page 15 that the special committee specifically considered Mr. Kives’s opinions as to the value of the music catalog.

The filing persons have revised the disclosure in “Special Factors—Revaluation of Share Price” to further explain the $15 million valuation used in the hypothetical orderly liquidation analysis, including that the range stated by Mr. Kives was an informed estimate by one who has been extensively involved in the music industry for several decades, but that there was no assurance the catalog was worth even $12 million and, furthermore, that there was no practicable way the Company could sell only its music catalog, because that would leave it with its unprofitable music distribution business.

Reasons for the Transaction, page 13

8.                                      We reissue comment 15.  We note that you anticipate the number of record holders to be decreased from 1,421 to 22 as a result of the going private transaction.

The filing persons have revised the disclosure in “Special Factors—Reasons for the Transaction” to further explain the determination of the proposed ratio to be used in the Reverse Split.  A lower ratio could put the Company at risk of losing the benefits of the Transaction.

Factors Considered by the Special Committee, page 15

9.                                      We reissue comment 16 as we are unable to locate revisions in response to our comment, except for the express adoption of the committee’s analysis and conclusions by the filing persons other than the company.

The filing persons have revised the disclosure in “Special Factors—Factors Considered by the Special Committee,” to clarify the benefits to both remaining shareholders and those who will be cashed out.  Please also see the filing persons’ response to Comment #10 below.

Daniel F. Duchovny, Esq.

May 29, 2007

10.                               We reissue comment 18.  While compliance with state corporate law is positive for your security holders, you must address the procedural fairness of the transaction to unaffiliated security holders given the disclosure in the first three bullet points of the adverse factors discussion on pages 15-16.  Refer to Item 1014(c)-(e) of Regulation M-A.

The filing persons have revised the disclosure in “Special Factors—Factors Considered by the Special Committee” to further explain the impact on the procedural fairness of the Transaction of the Special Committee, the fairness opinion of Craig-Hallum, the premium over market value being paid to cashed out shareholders and the revised price of $.095 representing a premium of 52% over the previous amount that the Special Committee and Craig-Hallum determined was a fair value.  Please also see the response to comment 1 above.

Opinion of Craig-Hallum — Comparable Public Company Analysis, page 22

11.                               With respect to the comparable multiples in the second table on page 22, please tell us why some of the multiples changed from your previous filing and tell us supplementally, with a view toward revised disclosure, where the EV/CFY Estimated Revenue multiples appear on Craig-Hallum’s report filed as an exhibit to Schedule 13E-3.  In this respect, we note that different multiples appear on page 26 of the December 26 Craig-Hallum report.  Finally, given the exclusion of the Digital Music Group CFY EBITDA multiple, it appears that the EV/CFY Estimated EBITDA multiple disclosed is based only on the information for Madacy Entertainment:  please disclose this and what effect this had on Craig-Hallum’s opinion and the special committee’s consideration of this analysis’ results.

The filing persons advise the Staff that Craig-Hallum miscalculated the EV/CFY Estimated Revenue multiples as set forth in the originally filed Schedule 13E-3.  These figures were corrected in Amendment No. 1.  The filing persons are filing herewith a revised report of Craig-Hallum, dated December 29, 2006, reflecting these corrected multiples on page 26.

The filing persons have revised the disclosure to reflect that the EV/CFY Estimated EBITDA multiple is based solely on Madacy Entertainment.

Financial and Other Information, page 27

12.                               Please show in the projections table on page 28 how one arrives at the debt-free cash flows used in Craig-Hallum’s discounted cash flows analysis from the Estimated NOPAT amounts.

Daniel F. Duchovny, Esq.

May 29, 2007

The filing persons have added disclosure in “Financial and Other Information” to reflect this calculation.

                If you have any questions in connection with the filings or this letter, please contact the undersigned at (612) 977-8727 or Avron Gordon at (612) 977-8455.

Very truly yours,

BRIGGS AND MORGAN,
Professional Association

By:	/s/ Alec C. Sherod
Alec C. Sherod

ACS/jlp